SECU[illegible] [illegible]ISSION

06004043

RECEIVED FEB 27 2006 SEC MAIL PROCESSING SECTION WASH, D.C. 199

OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 8403

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Main Street
(No. and Street)

Lewiston (City) Idaho (State) 83501 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Linda D. Rule 208-743-6583
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hayden, Ross & Co.
(Name – *if individual, state last, first, middle name*)

315 S. Almon (Address) Moscow (City) Idaho (State) 83843 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED APR 26 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Linda D. Rule, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investment Services, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SHEILAH FOLSOM NOTARY PUBLIC STATE OF IDAHO

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Report of Independent Certified Public Accountant on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INVESTMENT SERVICES, INC.
Lewiston, Idaho

TABLE OF CONTENTS

Certified
Public
Accountants
Hayden, Ross & Co.

Jim Fincher, CPA
Dave Jones, CPA
Brad Lewis, CPA
Cade Konen, CPA
Nathan Strong, CPA

INDEPENDENT AUDITORS' REPORT

Board of Directors
Investment Services, Inc.
Lewiston, Idaho 83501

We have audited the accompanying statements of financial condition of Investment Services, Inc. as of December 31, 2005 and 2004 and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's managements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Investment Services, Inc. at December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended inconformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hayden, Ross & Co.

Moscow, Idaho
February 3, 2005

315 S. Almon P.O. Box 9043 Moscow, Idaho 83843-1543 208-882-5547 Fax 208-882-3724

INVESTMENT SERVICES, INC.
Lewiston, Idaho

STATEMENTS OF FINANCIAL CONDITION
December 31, 2005 and 2004

		2005	2004
ASSETS			
Cash		111,192	107,878
Segregated cash		1,000	1,000
Receivable from clearing broker		8,787	13,591
Commissions receivable		365	636
Income tax deposits and refunds receivable		100	100
Deferred tax asset		600	600
Furniture, fixtures and equipment, at cost, net of accumulated depreciation of $26,044 ($24,044 in 2003)		6,586	4,736
Prepaid expenses		2,195	1,895
TOTAL ASSETS	$	130,825	130,436
LIABILITIES			
Accounts payable		8,323	8,091
Accrued expenses			20
Total liabilities		8,323	8,111
STOCKHOLDER'S EQUITY			
Common stock - $1.00 par value, 25,000 shares authorized 11,964 shares issued and outstanding		11,964	11,964
Additional paid-in capital		11,386	11,386
Retained earnings		99,152	98,975
Total stockholder's equity		122,502	122,325
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	130,825	130,436

The accompanying notes are an integral part of these financial statements.

INVESTMENT SERVICES, INC.
Lewiston, Idaho

STATEMENTS OF INCOME
For the Years Ended December 31, 2005 and 2004

	2005	2004
REVENUES:		
Commissions	247,311	315,873
Interest	2,464	1,073
Other income	1,542	1,482
Total revenues	251,317	318,428
EXPENSES:		
Officer's salary	28,000	43,000
Other employee compensation	18,407	29,739
Salesmen's commissions	57,195	102,960
Payroll taxes	3,884	5,888
Clearing costs	24,489	28,340
Communications	12,663	12,542
Equipment rent	13,715	13,715
Insurance	2,375	2,219
Business development	3,111	468
Publications	2,491	2,069
Regulatory fees	8,834	3,204
Occupancy	37,125	37,850
Professional fees	5,775	7,242
Office supplies and expenses	9,505	13,017
Maintenance and repairs	3,773	1,741
Temporary labor	16,633	6,789
Other operating expenses	1,184	884
Depreciation	1,981	1,195
Total operating expenses	251,140	312,862
INCOME (LOSS) BEFORE INCOME TAXES	177	5,566
INCOME TAX (EXPENSE) BENEFIT		
Current		(20)
Deferred		(1,172)
Total income tax (expense) benefit	0	(1,192)
NET INCOME	$ 177	4,374

The accompanying notes are an integral part of these financial statements.

INVESTMENT SERVICES, INC.
Lewiston, Idaho

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Years Ended December 31, 2005 and 2004

		2005	2004
COMMON STOCK		11,964	11,964
ADDITIONAL PAID-IN CAPITAL		11,386	11,386
RETAINED EARNINGS, beginning of year		98,975	94,601
Net Income		177	4,374
RETAINED EARNINGS, end of year		99,152	98,975
TOTAL STOCKHOLDER'S EQUITY	$	122,502	122,325

The accompanying notes are an integral part of these financial statements.

INVESTMENT SERVICES, INC.
Lewiston, Idaho

STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2005 and 2004

		2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income		177	4,374
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation		1,981	1,195
Deferred taxes			100
(Increase) decrease in operating assets:			
Receivables		5,075	(2,473)
Income tax receivables		100	1,072
Prepaid expense		(400)	(53)
Increase (decrease) in operating liabilities:			
Accounts payable		232	2,718
Income taxes payable		(20)	
Net cash provided by operating activities		7,145	6,933
CASH FLOWS FROM INVESTING ACTIVITIES			
Furniture, fixtures, and equipment purchased		(3,831)	(3,582)
Net cash used in investing activities		(3,831)	(3,582)
NET INCREASE IN CASH		3,314	3,351
CASH - BEGINNING OF YEAR		108,878	105,527
CASH - END OF YEAR	$	112,192	108,878
Cash paid for income taxes	$	20	20
Cash paid for interest	$	0	0

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Investment Services, Inc. was incorporated on January 1, 1960, under the laws of the State of Idaho. The Corporation acts primarily as a broker and/or dealer in the securities market. The Company maintains its corporate and business office in Lewiston, Idaho.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Revenue recognition – Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Cash equivalents – For purposes of the statement of cash flows, the Company considers all short-term investments purchased with a maturity of three months or less to be cash equivalents.

Accounts receivable - No allowance for doubtful accounts is recorded due to the Company's belief that all receivables are collectible.

Furniture, fixtures and equipment – Furniture, fixtures, and equipment are stated at cost. Depreciation is computed using the straight-line method for financial reporting purposes. For federal income tax purposes, depreciation is computed under the modified accelerated cost recovery system.

Use of estimates – Management used estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affected the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Advertising costs - Advertising costs, if any, are expensed as incurred.

NOTE 3 – CASH SEGREGATED UNDER FEDERAL REGULATIONS

At December 31, 2005 and 2004, Investment Services, Inc. was exempt from Rule 15c3-3 of the Securities and Exchange Commission due to exemption under Rule (K)(2)(ii) whereby all customer transactions are cleared through another Broker-Dealer on a fully disclosed basis.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to

net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $112,656, which was $62,656 in excess of its required net capital of $50,000. The Company's net capital ratio was .07 to 1. At December 31, 2004, the Company had net capital of $114,648, which was $64,648 in excess of its required net capital of $50,000 and the net capital ratio was .07 to 1.

NOTE 5 – RELATED PARTY RENTAL TRANSACTIONS

The Company rents its office space, an automobile, and certain office equipment from Linda Rule, who is the sole officer and stockholder of Investment Services, Inc. Such rents aggregated $41,495 and $41,495 for the years 2005 and 2004, respectively. The detail of related party transactions is as follows:

a. The Corporation rents its office space from the stockholder on a month-to-month arrangement at $2,400 per month or $28,800 annually plus the payment of real property tax assessments.

b. The Corporation has rented an automobile for 2005 and 2004 from the stockholder on a month-to-month arrangement for $7,800 annually. Such arrangement is ongoing at the outset of 2005.

c. The Corporation has rented certain office equipment from the stockholder on a month-to-month arrangement. The rent paid for this equipment amounted to $4,895 and $4,895 for 2005 and 2004, respectively. This equipment is being rented for $407.88 per month and is ongoing at the outset of 2005.

NOTE 6 – INCOME TAXES

The provisions for income tax benefits (expense) were as follows at December 31, 2005 and 2004:

	2005	2004
Current		
Federal		(443)
State		(768)
Benefit of loss carryforward		1,191
Total current (expense) benefit	0	(20)
Deferred		
Federal		(815)
State		(357)
Total deferred (expense) benefit	0	(1,172)
Total provision for income taxes	$ 0	$(1,192)

Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Corporation's furniture, fixtures and equipment and net operating loss carryforwards. For the year ended December 31, 2005, when the net book value of the

equipment, the net tax value of the equipment, and the net operating loss carryforward for the year-end was computed, the resulting estimate of deferred income taxes was $0 as of December 31, 2005. In addition, the Corporation has elected to not accrue $20 of Idaho state income tax due to its' immateriality to the financial statements taken as a whole.

Investment Services, Inc. has federal net operating loss carryforwards of $5,135, which expire in 2023 and state net operating loss carryforwards of $10,114, which expire in 2022 and 2023.

NOTE 7 – PROFIT SHARING PLAN

The Company has a qualified noncontributory profit sharing plan covering substantially all employees. The annual employer contribution to the plan is at the discretion of the Board of Directors. No contributions were authorized for the years ended December 31, 2005 and 2004.

NOTE 8 – FINANCIAL INFORMATION

Part II of the Securities and Exchange Commission's Annual Focus Report on Form X-17a-5 as of December 31, 2005, is available for examination at the office of Investment Services, Inc., or the Commissioner's regional office in Seattle, Washington.

SUPPLEMENTARY INFORMATION

INVESTMENT SERVICES, INC.
Lewiston, Idaho

SCHEDULE I - Computation of Net Capital Under Rule 15c3-1
December 31, 2005

AGGREGATE INDEBTEDNESS:		
Accounts Payable:		
Brokers & dealers		0
Customers		0
Other		8,323
Profit sharing payable		0
Income taxes payable		0
Deduct amount required and on deposit in special reserve bank account for the exclusive benefit of customers		0 *
TOTAL AGGREGATE INDEBTEDNESS	$	8,323
MINIMUM NET CAPITAL REQUIRED	$	50,000
NET CAPITAL:		
Stockholder's equity:		
Common stock		11,964
Additional paid-in-capital		11,386
Retained earnings		99,152
Total stockholder's equity		122,502
Deductions for non-allowable assets:		
Furniture, fixtures and equipment, net of depreciation		(6,586)
Clearing firm trails		(365)
Income taxes receivable		(100)
Deferred tax asset		(600)
Prepaid expenses		(2,195)
Total deductions for non-allowable assets		(9,846)
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES		112,656
HAIRCUTS:		
Certificate of Deposit - 30 Day		0
NET CAPITAL		112,656
REQUIRED NET CAPITAL		50,000
EXCESS NET CAPITAL	$	62,656
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.07

* The Company is exempt from Rule 15c3-3 due to exemption under Rule (K)(2)(ii) whereby all customer transactions are cleared through another Broker-Dealer on a fully disclosed basis.

INVESTMENT SERVICES, INC.
Lewiston, Idaho

Schedule II – Computation for Determination of Reserve Requirements Under Rule 15c3-3
December 31, 2005

No computation required as of December 31, 2005, due to exemption from Rule 15c3-3 under Rule (K)(2)(ii) whereby all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

INVESTMENT SERVICES, INC.
Lewiston, Idaho

Schedule III – Information Relating to Possession or Control Requirements Under Rule 15c3-3
December 31, 2005

No computation required as of December 31, 2005, due to exemption from Rule 15c3-3 under Rule (K)(2)(ii) whereby all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

INVESTMENT SERVICES, INC.
Lewiston, Idaho

SCHEDULE IV - Reconciliation of the Computation of Aggregate Indebtedness & Net Capital with that of Respondent as Filed in Part II of Form X-17A-5
December 31, 2005

Aggregate Indebtedness, as reported in Company's Part II (unaudited)		
FOCUS Report (Report filed 01/26/2006)		8,323
Correction to accounts payable		0
Aggregate Indebtedness as computed in Schedule I	$	8,323
Net Capital, as reported in Company's Part II (unaudited) FOCUS report		112,656
Increase in total assets:		
Audit adjustments to record income tax deposits		0
Audit adjustments to decrease deferred income tax asset		0
Total increase to total assets		112,656
Increase in liabilities:		
Audit adjustment to increase accounts payable		0
Audit adjustment to increase income tax payable		0
Decrease in liabilities:		
Correction to accounts payable		0
Haircuts		
Increase in haircut on certificate of deposit		0
Increase in non-allowed assets:		
Increase to income tax deposits		0
Audti adjustments to decrease deferred income tax asset		0
Total increase in non-allowed assets		0
Net Capital as computed in Schedule I	$	112,656

Certified
Public
Accountants
Hayden, Ross & Co.

Jim Pilcher, CPA
Dave Jones, CPA
Brad Lewis, CPA
Cade Konen, CPA
Nathan Strong, CPA

REPORT ON INTERNAL CONTROL

Board of Directors
Investment Services, Inc.
Lewiston, Idaho

In planning and performing our audit of the financial statements and supplementary schedules of Investment Services, Inc. (the Company) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with

315 S. Almon P.O. Box 9043 Moscow, Idaho 83843-1543 208-882-5547 Fax 208-882-3724

management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph. Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hayden, Ross & Co.

Moscow, Idaho
February 3, 2005